February 10, 2012	Jenner & Block LLP 1099 New York Avenue, NW Suite 900 Washington, DC 20001 Tel 202-639-6000 www.jenner.com	Chicago Los Angeles New York Washington, DC
Max Webb, Assistant Director
Joseph Foti, Senior Assistant Chief Accountant	William L. Tolbert
Linda Cvrkel, Branch Chief	Tel 202 639-6038
Effie Simpson, Staff Accountant	Fax 202 661-4986
Division of Corporation Finance	wtolbert@jenner.com
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Mail Stop 3561

Re:	General Dynamics Corporation

Form 10-K for the year ended December 31, 2010

Filed February 18, 2011

File No. 1-03671

Dear Messrs. Webb, Foti, Ms. Cvrkel and Ms. Simpson:

On behalf of General Dynamics Corporation, we are providing our response to the Staff’s comments by letter dated January 30, 2012.

SEC Comment

1. We note your response to our prior comment 1 and the expanded disclosures the Company has drafted to quantify and discuss the impact of each significant component of costs comprising cost of sales on a consolidated basis that caused cost of sales to materially vary during the periods presented in the Company’s financial statements. While we believe the Company’s draft disclosures are an improvement over its previous disclosures in MD&A, we believe that these revised disclosures are not fully compliant with those requested in our prior comment. As communicated during our prior conference calls with the Company, instead of using terms such as “the primary driver”, or “to a lesser extent”, please quantify and provide the impact of the most material driver(s) that impacted costs of sales. For example, to the extent volume is responsible for 90% of a fluctuation, please quantify that 90% and give a list of the smaller items in narrative form. We believe such presentation will allow investors to quickly and easily discern the relative contribution of each of multiple components cited to the total change in cost of sales and their resultant impact on the Company’s operating earnings for the periods presented.

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

February 10, 2012

General Dynamics’ Response

We wish to advise the Staff that we will discuss and quantify the most material driver(s) that impacted costs of sales as soon as practicable in filings made for fiscal year 2012.

SEC Comment

2. We note your response to previous comment number two. Please note that we will not object to disclosures that quantify factors that materially impacted cost of sales for each segment when the factors are material to a segment’s operating results, as long as the consolidated level disclosures provide an in-depth and direct discussion of cost of sales on a stand-alone basis and not solely in the context of their impact to the Company’s operating income.

General Dynamics’ Response

We respectfully note the Staff’s position and intend to comply as soon as practicable in filings made for fiscal year 2012.

SEC Comment

3. We note your response to our prior comment three. Please note that we will not object to the Company providing disclosures regarding its changes in estimates with regards to its long-term contracts for fiscal years ended December 31, 2010 and December 31, 2011 in its Annual Report on Form 10-K for the year ended December 31, 2011 as long as the Company continues to do so on a quarterly basis going forward, with this ultimately leading to a presentation on a three-year basis commencing with Form 10-K for the fiscal year ended December 31, 2012. However, as indicated in our prior comment and in our recent conference calls, this disclosure should be provided in the notes to the financial statements as required by ASC 250-10-50-4. Please confirm your understanding of this matter and that you will provide such disclosures in the notes to your financial statements as required by ASC 250-10-50-4.

General Dynamics’ Response

We intend to provide changes in estimates in the “Critical Accounting Policies” section of MD&A for our 2011 fiscal year end Form 10-K. For periods after that, we will include this information in the footnotes to the financial statements and the “Critical Accounting Policies” section of the MD&A. If any individual changes in estimates were to have a material impact on our consolidated or individual segment results, we will also quantify and discuss the reasons for the change.

Max Webb, Assistant Director

Joseph Foti, Senior Assistant Chief Accountant

Linda Cvrkel, Branch Chief

Effie Simpson, Staff Accountant

February 10, 2012

*        *        *

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in its filings; that the Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the company’s filings; and that the company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would welcome the opportunity to discuss these comments with you further. Please do not hesitate to contact me at (740) 633-9500 with any questions about these matters.

Sincerely,

/s/ William L. Tolbert, Jr.
William L. Tolbert, Jr.

cc:	L. Hugh Redd
Kimberly Kuryea

WLT:mjc